Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE COMPLETION OF AN AGREEMENT TO
SELL ITS INTEREST IN TWO HOTELS IN BELGIUM AT A CONSIDERATION
REFLECTING AN ASSET VALUE OF APPROXIMATELY EURO 48 MILLION

Tel Aviv, Israel, June 11, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today further to its announcement dated May 10, 2015, that its wholly owned indirect subsidiary has completed the transaction contemplated in the Share Purchase Agreement with Astrid JV S.à.r.l., an affiliate of Kohlberg Kravis Roberts & Co. L.P., (the “Purchaser”), with regard to the sale of its entire (100%) holdings in its wholly owned subsidiary (the "Target") which owns and operates the Radisson Blu Hotel and the Park Inn Hotel in Antwerp, Belgium (collectively: the “Hotels”).

The asset value reflected in the transaction was approximately Euro 48 million for both Hotels subject to working capital and other adjustments as specified in the agreement. The total net consideration paid to the Company's wholly owned subsidiary (the "Seller"), following the repayments of the Target's banks loan, and the aforementioned adjustments, was approximately Euro 27 million out of which Euro 1 million was deposited in escrow to secure the Seller's indemnification obligations under the Share Purchase Agreement.

In accordance with the refinancing loan agreement between Bank Hapoalim B.M and the Company, the Company has prepaid an amount of approximately $5 million on account of the loan.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; and (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, failure to consummate the sale of the Target and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors Tel: +972-3-608-6048 Fax: +972-3-608-6050 ron@elbitimaging.com